Exhibit 3.02

SOUTHERN CALIFORNIA GAS COMPANY

Amendment of Bylaws

(As approved by the Board of Directors as of August 4, 2003)

Section 2 of Article VII of the Bylaws is added as follows:

“SECTION 2.

The Company may have, from time to time, Non-Officer Vice Presidents.  The Non-Officer Vice Presidents shall have such powers and perform such duties as may be prescribed for them from time to time by the President, any Vice President or the Board of Directors.  Non-Officer Vice Presidents shall not be formally elected by the Board of Directors and shall not be considered officers of the Company for purposes of Section 16 of the Securities Act of 1933, as amended, or for purposes of California law.  Such Non-Officer Vice Presidents shall not be deemed a Vice President as such term is described in the foregoing Section 1 of Article VII.”